March 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Ada Sarmento

Re:	Verrica Pharmaceuticals Inc. (the “Company”)

Registration Statement on Form S-3

Filed: March 13, 2020

File No. 333-237171

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 p.m. Eastern Time on March 25, 2020 or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff. The Registrant hereby authorizes each of Darren DeStefano, Mark Ballantyne and Jason Drory of Cooley LLP to make such request on its behalf.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Darren DeStefano of Cooley LLP at (703) 456-8034, or in his absence, Mark Ballantyne of Cooley LLP at (703) 456-8084.

Very truly yours,

Verrica Pharmaceuticals Inc.

By:	/s/ A. Brian Davis
A. Brian Davis
Chief Financial Officer